

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02016309

DIVISION OF
CORPORATION FINANCE

January 24, 2002

NO ACT
P.E 12-19-01
1-14756

Act 1934
Section 14A-8
Rule
Public Availability 1/24/2002

Steven R. Sullivan
Vice President, General Counsel
and Secretary
Ameren Corporation
One Ameren Plaza
1901 Chouteau Avenue
P.O. Box 66149
MC 1300
St. Louis, MO 63166-6149

Re: Ameren Corporation
Incoming letter dated December 19, 2001

Dear Mr. Sullivan:

This is in response to your letters dated December 19, 2001 and January 18, 2002 concerning the shareholder proposal submitted to Ameren by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

Ameren Corporation

Steven R. Sullivan
Vice President, General Counsel and Secretary

One Ameren Plaza
1901 Chouteau Avenue
PO Box 66149, MC 1300
St. Louis, MO 63166-6149
314.554.2098
314.554.4014 fax
srsullivan@ameren.com

December 19, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(i) Under Securities Exchange Act of 1934; Proposed Omission of Shareholder Proposal Relating to Strategic Planning


Ameren

Gentlemen:

This letter is submitted on behalf of Ameren Corporation (the "Company") pursuant to Rule 14a-8(i) under the Securities Exchange Act of 1934 in regard to the Company's intention to omit from its proxy statement and related form of proxy for its 2002 Annual Meeting of Stockholders a proposal and accompanying Statement of Support (together, the "Proposal") submitted on behalf of the Massachusetts Laborers' Pension Fund (the "Fund"). The Proposal (without the Statement of Support) reads as follows:

> Resolved, that the shareholders of Ameren Corporation ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) An outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) A description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website, or sent via a written communication to shareholders.

The Company believes that the Proposal may be excluded under Rule 14a-8(i)(7) on the ground that it deals with a matter relating to the ordinary business operations of the Company.

The Staff of the Commission has indicated that if a proposal would require the preparation of a report on a particular aspect of a company's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. If it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable (Exchange Act Release No. 34-20091, August 16, 1983).

The Proposal seeks written disclosure to shareholders of the role of the Company's Board of Directors in the development of the Company's long-term strategic plan, including, among other things, "a description of the Company's corporate strategy development process". Strategic planning is an ongoing and fundamental operation of substantially all well-run businesses (the Company, for example, has both a Corporate Planning Department and a Strategic Planning Unit), and it is a function that is an integral part of all levels and aspects of the Company's operations. It involves the Company's relationships with its customers and suppliers, as well as the evaluation of its competition and its competitive position. Arguably, none of the Company's activities is as intrinsically tied to its business operations as its strategic plan and planning processes.

In CVS Corporation (February 1, 2000), the Staff allowed the exclusion, as relating to ordinary business operations, of a proposal that would have required the distribution to shareholders of an annual "Strategic Plan Report." The proposal submitted to CVS Corporation called for disclosure of "the Company's goals, the strategic initiatives designed to accomplish the stated goals, and the accompanying range of corporate policies and programs" and "the roles of corporate constituents" – much of the same information called for by the Proposal. Similarly, in Westinghouse Electric Corporation (January 27, 1993), a shareowner proposal requested that the company issue to shareowners a comprehensive and detailed report of the business practices and operations of a subsidiary of the company for a seven year period. The Staff agreed that the proposal could be excluded from the company's proxy statement since "...it deals with a matter relating to the conduct of the ordinary business operations of the company (i.e., business practices and operations)."

We note, and we believe the Proposal acknowledges, that the Board's role in the strategic planning process cannot be meaningfully described without describing that process (the Proposal calls for, among other things, "a description of the Company's corporate strategy development process, including timelines"). The Staff has held that where part of a proposal relates to ordinary business operations, the proposal in its entirely is excludable. See The Warnaco Group, Inc., March 12, 1999 ("There appears to be some basis for your view that Warnaco may exclude the proposal under rule 14a-8(i)(7). We note in particular that although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage] relates to ordinary business operations"); and Chrysler Corporation, February 18, 1998 ("There appears to be some basis for your view that the proposal may be excluded under rule 14a-8(i)(7). The Staff notes in particular that, although the balance of the proposal appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters [child care, training programs for workers, upgrading management and mechanical skills for workers] ..."). The Company believes that, at the least, substantial portions of the Proposal deal with the Company's ordinary business operations.

In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that one of the primary considerations underlying the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical mater, be subject to direct shareholder oversight." The Staff's position regarding the exclusion of reports or other disclosure regarding ordinary business operations is an extension of this consideration and, consistent with the Commission's policy, the Staff has allowed the exclusion pursuant to Rule 14a-8(i)(7) of proposals seeking reports or other disclosure on a wide range of matters relating to the conduct of ordinary business operations, such as strategic planning and business practices (CVS Corporation and Westinghouse Electric Corporation, cited above); management practices (Columbia/HCA

Corporation, March 2, 1998); employment practices and policies (Wal-Mart Stores, Incorporated, April 10, 1991); dealings with vendors and suppliers (Wal-Mart Stores, Inc., March 15, 1999); financial disclosure (WPS Resource Corp., January 23, 1997); and accounting methods and reporting (Conseco, Inc., April 18, 2000). Nevertheless, while proposals involving business matters that are mundane may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis (Exchange Act Release No. 12999, November 22, 1976; Exchange Act Release No. 40018, May 21, 1998; see, for example, The Warnaco Group, Inc, March 12, 1999 – proposal requesting report regarding labor and human rights guidelines for vendors may not be excluded; and Merrill Lynch & Co., February 25, 2000 – proposal requesting report regarding environmental and human rights elements of underwriting criteria may not be excluded). We believe that the Proposal relates solely to the internal business operations of the Company and does not raise significant social or other policy issues of a type that has been or should be recognized by the Staff.

We also note that the Company provides extensive disclosure to its stockholders as a reporting company under the Securities Exchange Act of 1934, as a registered public utility holding company under the Public Utility Holding Company Act of 1935 and as a New York Stock Exchange listed company. None of the foregoing requires or suggests disclosure of the information called for by the Proposal, nor is the Company aware that any shareholder other than the Fund has shown any interest in such information. The requested disclosure is in addition to the comprehensive disclosure scheme imposed by federal and state securities laws and raises issues of potential liability under those laws. We believe that whether to disclose information in addition to that which is required by federal and state securities laws is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations.

We respectfully request concurrence by the Staff in the Company's determination that it may exclude the Proposal from the Company's proxy statement and its form of proxy.

Six copies of the Proposal and a letter dated November 2, 2001 transmitting the same on behalf of the Fund are enclosed. Six copies of correspondence between the Company and the Fund relating to the Fund's eligibility to submit the Proposal are also enclosed.

By a copy of this letter, we are notifying the Fund that the Company does not intend to include the Proposal in its proxy materials.

It is expected that the Company's proxy statement will be printed on or about March 1, 2002 and mailed to shareholders on or about March 14, 2002.

Please acknowledge receipt of this filing by stamping a copy of the enclosed letter and returning it to me in the enclosed self-addressed envelope.

Very truly yours,



Enclosure

cc: Ms. Linda Priscilla
Laborers' International Union of North America
Corporate Governance Project
905 16th Street N.W.
Washington, D.C. 20006

Thomas P.V. Masiello, Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

SENT VIA FAX NO. 314.554.4075

November 2, 2001

Mr. Steven R. Sullivan, Secretary
Ameren Corporation
Chouteau Avenue, MC 1370
St. Louis, MO 63166

SUBJECT: Shareholder Proposal

Dear Mr. Sullivan:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Ameren Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U. S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other building trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions, or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at 202.942.2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America, Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,



Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Ameren Corporation ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) An outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) A description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website, or sent via a written communication to shareholders.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by Pricewaterhouse Coopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicates his, or her, compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And, while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.


STATE STREET

STATE STREET.
Serving Institutional Investors Worldwide℠

Brian Hurley
Vice-President

State Street Bank & Trust Co.
200 Newport Avenue
N. Quincy, MA 02171

Telephone: (617) 985-7718
Facsimile: (617) 537-5410
bhurley@statestreet.com

November 19, 2001

Mr. Steven R. Sullivan
Secretary
Ameren Corporation
Chouteau Avenue, MC 1370
St. Louis, MO 63166

Re: Verification of Beneficial Ownership

Dear Mr. Sullivan:

State Street Bank & Trust Company is the record holder of 1,000 shares of Ameren Corporation common stock held beneficially for the Massachusetts Laborers' Pension Fund. The Massachusetts Laborers' Pension Fund is the proponent of a shareholder proposal submitted to Ameren Corporation pursuant to Rule 14(a)8 of the Securities and Exchange Commission rules and regulations.

The shares of have been held continuously for more than a year prior to the date of the Massachusetts Laborers' Pension Funds submission.

If there are any questions concerning this matter, please contact me directly at 617-985-7718.

Sincerely,



Brian Hurley
Vice President

Cc: Thomas Masiello

RhumbLine

Denise A. D'Entremont
Marketing Director

October 29, 2001

Steven R. Sullivan
Secretary
Ameren Corporation
Chouteau Avenue, MC 1370
St. Louis, MO 63166

RE: Shareholder Proposal

Dear Mr. Sullivan:

RhumbLine holds 1,000 shares of Ameren Corporation common stock beneficially for Massachusetts Laborers' Pension Fund, the proponent of a shareholder proposal submitted to Ameren Corporation and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Massachusetts Laborers' Pension Fund were purchased prior to October 25, 2000 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,



Denise A. D'Entremont

..umbLine Advisers • 30 Rowes Wharf, Boston, MA 02110-3326 • Tel: (617) 345-0434, Fax: (617) 345-0675

Ameren Corporation

314.554.2156
314.554.4014 (fax)
revans@ameren.com

One Ameren Plaza
1901 Chouteau Avenue
PO Box 66149
St. Louis, MO 63166-6149
314.621.3222

November 14, 2001

VIA FEDERAL EXPRESS

Mr. Thomas P. V. Masiello, Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
PO Box 4000
Burlington, MA 01803-0900



RE: ***Shareholder Proposal – Notice of Deficiency***

Dear Mr. Masiello:

On November 6, 2001, Ameren Corporation ("Ameren") received by facsimile transmission the shareholder proposal of the Massachusetts Laborers' Pension Fund ("Fund") dated November 2, 2001, which was submitted for inclusion in Ameren's proxy statement for its 2002 annual meeting of stockholders. The Fund's transmittal letter states that the Fund is a beneficial owner of approximately 1,000 shares of Ameren common stock and that the record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Because the Fund is not the registered holder of the Ameren common stock, Rule 14(a)-8(b) of the U.S. Securities and Exchange Commission's ("SEC") proxy regulations requires the Fund to prove its eligibility to submit a shareholder proposal to Ameren in one of the following two ways:
(i) The Fund may submit a written statement from the record holder of the securities verifying that the Fund has owned the securities continuously for one year as of the time the Fund submitted the proposal; or (ii) If the Fund has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 with the SEC reflecting its ownership of the securities as of or before the date on which the one-year eligibility period begins, the Fund may submit to Ameren copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that the Fund has owned the required number of securities continuously for one year as of the time the Fund submitted the proposal.

As of the date of this notice, Ameren has not received proof of the Fund's eligibility to submit a shareholder proposal in either of the above two ways.

With the Fund's November 6 facsimile transmission, Ameren received a written statement of RhumbLine Advisers dated October 29, 2001, that RhumbLine holds 1,000 shares of Ameren common stock beneficially for the Fund, that such shares were purchased prior to October 25, 2000 and the Fund continues to hold said stock. RhumbLine does not appear in Ameren's records as a registered holder of Ameren common stock and consequently, its written statement is insufficient proof of the Fund's eligibility under SEC Rule 14(a)-8(b).

Under SEC Rule 14(a)-8(f), the Fund is required to respond to this notice of deficiency or the Fund's shareholder proposal will be excluded by Ameren. The Fund's response must be postmarked, or transmitted electronically, no later than fourteen (14) days from the date you receive this notification.

Sincerely,



Ronald K. Evans
Assistant Secretary

RKE:dla

cc: Ms. Linda Priscilla
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

Steven R. Sullivan

bcc: J. L. Waters
R. K. Evans
Legal File

Ameren Corporation

One Ameren Plaza
1901 Chouteau Avenue
PO Box 66149
St. Louis, MO 63166-6149
314.621.3222

314.554.2156
314.554.4014 (fax)
revans@ameren.com

January 18, 2002


Ameren

VIA FAX and FEDERAL EXPRESS

Ms. Linda Priscilla
Laborer's International Union of North America
Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

RE: Shareholder Proposal of Massachusetts Laborers' Pension Fund Relating to Corporate Strategic Planning Process Dated November 2, 2001

Dear Ms. Priscilla:

Pursuant to our telephone conversation yesterday, I am enclosing the description of the Ameren Corporation Strategic Planning Process to be included on Ameren's internet website which I understand you agree complies with the purpose of the above-referenced shareholder proposal and provides the basis for its withdrawal. As I indicated, Ameren is also agreeable to your request to reference in its proxy statement the availability of this information on the website. In particular, Ameren agrees to place the following sentence under "Item (1): Election of Directors" after the biographies of the director nominees and within the discussion under "Board Meetings, Age Policy, Board Committees and Directors' Compensation": "For information about the Company's corporate strategic planning process, including the Board's involvement in such process, please visit the Company's home page on the internet – http://www.ameren.com."

If this letter meets with your understanding, please arrange for the Massachusetts Laborers' Pension Fund to send to me a signed letter withdrawing its shareholder proposal. I would appreciate if such letter could be faxed to me and sent by overnight delivery for receipt on or before Friday, January 25, 2002. Upon receipt of the withdrawal letter, I will advise the Securities and Exchange Commission that Ameren desires to withdraw its pending no-action request with respect to the shareholder proposal.

Thank you for your cooperation in this matter.

Sincerely,



Ronald K. Evans
Assistant Secretary

RKE:dla
Enclosure

cc w/encl.: Thomas P. V. Masiello, Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
PO Box 4000
Burlington, Massachusetts 01803-0900
(via fax: 781.272.2226 and Federal Express)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549
(via Federal Express)

Ameren Corporation Strategic Planning Process

Ameren Corporation's Senior Management Team (consisting of the Chairman of the Board of Directors, the President and the Senior Vice Presidents of the Company and certain officers of the Company's subsidiaries) is charged with the formal process of developing, reviewing and revising, with the assistance of the Company's Corporate Planning division, the Company's comprehensive corporate Strategic Plan.

The process by which the Senior Team, in consultation with other members of management, develops the corporate Strategic Plan includes, but is not limited to, the following elements:

PROCESS ELEMENT	KEY ACTION ITEMS
SITUATION ASSESSMENT	Articulate current strategy; establish strategic context; assess the competitive landscape; benchmark competitors' costs; evaluate competitors' strategies; address strategic planning issues raised by senior management
IDENTIFY STRATEGIC ALTERNATIVES AND SCENARIOS	Incorporate elements such as key market drivers, business mix, scale, markets, timelines, probable scenarios and results of interviews with management
EVALUATE STRATEGIC ALTERNATIVES AND SCENARIOS	Develop and test reference case based on current budget; model strategic alternatives; compare results of strategic alternatives analysis with current strategy and corporate objectives; conduct risk/return analysis
IDENTIFY GAPS. CONFIRM OR REFINE CURRENT STRATEGY	Align on current strategy or refine/modify strategy
IDENTIFY IMPLEMENTATION PLANS/ALIGN STRATEGIES	Align strategic plan, including policy of continuous strategy review; align on implementation of plan, including confirmation or modification of business line strategies

The foregoing process, which includes extensive questioning of, and discussions and analyses with, officers and other management personnel of the Company and its subsidiaries, was most recently completed in November 2001. Since that time, the Senior Team has prepared and begun to circulate a draft of the current Strategic Plan. Also as part of the ongoing planning process, a draft of the Strategic Plan is circulated to the Board of Directors for their review and comment, and the Board is invited to communicate with the Senior Team at any time regarding the Plan or any of its elements. Once submitted to the Board, it is anticipated that the Strategic Plan will be considered and discussed by the Board beginning at its next or a subsequent meeting, and that it will be formally approved by the Board at such time thereafter as the Board concludes that the Plan, or a revised version of the Plan (including its provisions regarding continuous strategy review), accurately reflects the values, strategies and goals of the Company.

The Strategic Plan, in its current form, includes a vision and a mission statement and describes the attributes that the Company considers to be its core values. It enumerates an overall corporate strategy within which specific strategies are identified, and clearly identifiable and measurable objectives are developed for each of the specific strategies. Specific corporate executives are made responsible for each strategy and each objective, and will be required (following the Board's approval of the Plan) to develop timelines and action plans for achieving the objectives. Equally important, the Strategic Plan includes procedures intended to ensure continuous strategy review, and it is anticipated that Board of Directors will review and approve an updated Plan on an annual basis.

The Plan is not intended to replace or supersede the planning and related supervisory functions that the Board of Directors has historically and routinely performed, such as the annual approval of budgets, including generation and other long-term construction plans, the adoption of financial plans relating to long-term capital needs and general planning regarding customer service, management issues and other matters affecting profitability. The Plan is intended to provide a set or sets of goals within which these functions will be exercised.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ameren Corporation
Incoming letter dated December 19, 2001

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Ameren's long-term strategic plan.

We are unable to concur in your view that Ameren may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Ameren's ordinary business operations. Accordingly, we do not believe that Ameren may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Keir D. Gumbs
Special Counsel